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                              [Company Letterhead]




                                     [date]




To Our Stockholders:

                 The Board of Directors of SCPIE Holdings Inc. (the "Company"), as of May 13, 1997, adopted a Stockholder Rights Plan that is intended to protect your interests in the event you and SCPIE Holdings Inc. are confronted with coercive takeover tactics.

                 The Plan provides for a dividend distribution of Rights to purchase shares of SCPIE Holdings Inc. Series A Junior Participating Preferred Stock. Under certain circumstances, the Rights could become exercisable to purchase SCPIE Holdings Inc. Common Stock, or securities of an acquiring entity, at one-half market value. The Rights may be exercised only if certain events occur. You are now the owner of one Right for each share of SCPIE Holdings Inc. common stock you own. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests.

                 We are attaching a summary description that outlines the principal features of the Plan, and we urge you to read the summary carefully. This letter reviews our reasons for issuing the Rights.

                 No action by stockholders is required or permitted at this time, and no money should be sent to the Company. The Rights will automatically attach to the Common Shares you hold and will trade with them. Separate Rights certificates will be sent to stockholders only if a person or group acquires 20% or more of SCPIE Holdings Inc.'s outstanding Common Stock or makes a tender offer for 20% or more of the Common Stock. SCPIE Holdings Inc. Common Stock certificates issued after June 3, 1997 will contain a reference to the Rights Plan, but there is no need to send in your certificates to have this reference added.

                 The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including through an accumulation of Common Stock in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally and other abusive takeover tactics which are prevalent these days and which the Board of Directors believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze





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them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider these Rights to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

                 The Rights are not intended to prevent a takeover of SCPIE Holdings Inc. and will not do so. They are designed to deal with the possibility of unilateral actions by hostile acquirors that could deprive the Board of Directors and stockholders of the Company of their ability to determine the Company's destiny and obtain the highest price for their Common Stock.

                 Adoption of the Plan should not by itself affect any prospective acquiror who is willing to negotiate with the Company's Board of Directors. The Plan certainly will not interfere with a merger or other business combination transaction approved by the Board of Directors.

                 Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to the Company or to you. Stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.

                 Our overriding objective is to continue building value for SCPIE Holdings Inc.'s stockholders, and we feel that the Plan will assist in that effort.


                                           Sincerely,



                                           Donald J. Zuk
                                           President and Chief Executive Officer





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